Alamos Gold Inc.	Suite 2010, 120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX:AGI

Thursday, February 1, 2007	For Immediate Release

Alamos Gold Increases Resources by 70% in the Escondida Area,

Mulatos, Mexico

Toronto, Ontario - Alamos Gold Inc. (Alamos) (TSX: AGI) announces that resource estimates have been recently completed on the high-grade Escondida Hanging Wall Zone and the Escondida Main Zone deposits, located 625 meters north of the Estrella Pit, which is currently in production. The resource calculations have resulted in an increase of 252,500 measured and indicated gold resource ounces at a 0.5 g/t-Au cutoff grade in comparison to those attributed to the Escondida deposit in the 2004 Feasibility Study resource estimate. Total measured and indicated gold resource ounces in the model area are now 614,500 ounces compared to 362,000 ounces in the 2004 estimate, representing a 70% increase in resource ounces.

The following table summarizes the measured and indicated gold resource for the combined Escondida Hanging Wall and Escondida Main Zone deposits at several gold cut-off grades.  The resource shown in the table below complies with the definitions for measured and indicated resources as outlined by the Canadian Institute of Mining and Metallurgy (CIMM) and NI 43-101 guidelines.  Differences in the calculation of contained gold ounces are due to rounding in the original spreadsheet.

Table 1. Escondida Total Resource: Escondida Hanging Wall and Escondida Main Zones – January 2007 Model*

Au Cutoff (g/t)	Measured Resource			Indicated Resource			Total M + I Resource
	Tonnes (000)	Au (g/t)	Au Ozs	Tonnes (000)	Au (g/t)	Au Ozs	Tonnes (000)	Au (g/t)	Au Ozs
0	4,477	0.53	76,636	59,977	0.41	796,584	64,454	0.42	873,220
0.2	3,141	0.72	73,036	31,386	0.72	725,929	34,527	0.72	798,964
0.4	2,272	0.88	64,638	19,672	0.98	616,992	21,943	0.97	681,630
0.5	1,820	0.99	58,117	15,476	1.12	556,430	17,296	1.10	614,547
0.6	1,452	1.11	51,620	11,713	1.30	489,976	13,165	1.28	541,596
0.8	847	1.40	38,135	6,442	1.80	372,582	7,289	1.75	410,717
1	503	1.75	28,336	3,616	2.51	291,808	4,119	2.42	320,145
1.5	194	2.65	16,544	1,462	4.47	210,275	1,656	4.26	226,819
2	107	3.380	11,664	886	6.28	178,704	993	5.96	190,368
* Resource figures not adjusted for 11,300 tonnes extracted during recent drifting and bulk sampling

Keith Blair, Manager of Applied Geoscience LLC of Reno, Nevada, prepared the resource estimate.  Mr. Blair is recognized as a Qualified Person according to the requirements of NI 43-101.  Block gold grade estimation was constrained by geology envelopes that were constructed using alteration distribution, known geologic controls, and anomalous gold mineralization.  Gold grades were estimated using inverse distance cubed interpolation (AUID3) with searches oriented along known mineral controls.  Gold resource classification was based on proximity to drill hole data using a similar scheme to the Feasibility Study resource model for the area.  Measured resources within the Escondida Main Zone were defined as blocks within 6 meters of drill hole data, and indicated resources defined as blocks between 6 to 36 meters from drill hole data. All of the resources within the Escondida Hanging Wall Zone were classified as indicated due to the coarse gold sampling bias (discussed below). The total number of holes used for resource estimation was 290 totaling 29,917 meters, along with 493 meters of channel samples.

The Escondida Hanging Wall Zone was modeled separately due to the abundance of coarse native gold requiring different sampling and resource estimation parameters. A bulk sample drift completed within the zone revealed abundant visible gold throughout the development workings, often in pockets of coarse nuggety gold. Gold particle size was much greater than expected, frequently exceeding one millimeter and occasionally more than 20 millimeters. Gold is hosted within sheeted and pervasive stockwork fractures and in zones of intense shearing and brecciation. The highest-grade gold concentrations occur in extremely sheared, friable rock that was frequently not recovered during core drilling. Gold particle size of this magnitude presents sampling challenges, due to large sample sizes and numerous samples being necessary to quantify the coarse gold component.

Grade estimates in the Escondida Hanging Wall Zone were made using ordinary kriging, inverse distance squared and inverse distance cubed methods, with the latter being selected as the method that best honoured the composite drill data. Drill hole samples were composited to 3 meters before detailed geostatistical and spatial correlation studies were applied. High-grade samples were trimmed to 120 g/t Au before compositing. A 3-meter block was selected to best honour mineralization boundaries of the zone. Search radii were restricted to accommodate the coarse gold effect. Detailed statistical studies were made to compare core recovery to gold grade and core to reverse circulation samples. Core loss resulted in strong negative bias toward high-grade intervals due to the highest grades occurring in the most difficult material to recover.  Statistical comparison of gold grades for core holes and reverse circulation drill holes within 4.5 meters of each other indicates that core grade is approximately half of the average reverse circulation sample grade, primarily due to core loss and sample volume differences in a coarse gold environment. Reverse circulation samples were drilled dry with a center return bit and are the highest confidence samples. Low-confidence core intervals were removed from the database used for grade estimation, and only reverse circulation composite samples were used for the final resource estimate.  Twenty-three additional reverse circulation holes (1,783.65 meters) were drilled into the Escondida Hanging Wall Zone during August and September 2006 to provide higher-confidence data where low-confidence core with poor recovery existed. The following table summarizes the indicated gold resource of the Escondida Hanging Wall Zone deposit at several gold cutoff grades. Given the coarse gold variability of the zone and sample bias, none of the resource is classified as measured in spite of 15-meter nominal drill hole spacing.

Table 2. Escondida Hanging Wall Zone, 3-meter block model, reverse circulation composites only

Au Cutoff (g/t)	Indicated Resource
	Tonnes (000)	Au (g/t)	Au Ozs
0	506.9	8.29	135,040
0.5	486.0	8.63	134,829
1	442.3	9.41	133,775
3	305.6	12.78	125,583
6	196.5	17.46	110,338
10	130.7	22.39	94,114

* Resource figures not adjusted for 11,300 tonnes extracted during recent drifting and bulk sampling

Both estimates of the Escondida Hanging Wall Zone and the Escondida Total Resource contained ounces are limited by the calculated grade of the high-grade zone. Grade estimation with coarse gold in the observed particle size ranges is difficult, and requires large sample sizes. Due to the coarse gold issue, the drill-indicated grade estimate is believed to be conservative, supported by underground sample data. Approximately 390 meters of bulk sampling drift was completed into the Escondida Hanging Wall Zone, with 11,300 tonnes of high-grade material extracted and stockpiled in individual 40 to 50-tonne rounds for future sampling and processing. Large 14.5-kilogram grab samples taken from 204 bulk rounds through the zone average 26.88 g/t Au.  These samples are approximately twice the weight and reflect a volume roughly 50 times greater than a reverse circulation drill sample.  A statistical comparison was made between the estimated block grades and the average muck-grab sample grade from the equivalent blocks.  Mean grade of the bulk samples was 25.48 g/t Au compared to 11.17 g/t Au for the equivalent resource estimated blocks, indicating a 128% difference between sampled and estimated grades. This difference is believed to be conservative, as the 14.5-kilogram sample size is still inadequate to quantify the coarse gold contribution at the observed gold particle size range. Sample data collected to date indicate that grade exhibits a direct relationship with sample size.

Leaching characteristics were evaluated via a bulk sample test heap leach on 7,987 tonnes of Escondida Hanging Wall Zone high-grade material, resulting in the recovery of 2,334 ounces of gold and a recovered grade of 9.09 g/t Au from run-of-mine material. Average grade of muck samples from rounds sent to the test heap was 22.73 g/t Au.

Measured and Indicated resources for the Escondida Main Zone directly underlying the Escondida Hanging Wall Zone are summarized in the following table. Differences in the calculation of contained gold ounces are due to rounding in the original spreadsheet.

Table 3. Escondida Main Zone, 6-meter block model

Au Cut-Off (g/t)	Measured Resource			Indicated Resource			Total M + I Resource
	Tonnes (000)	Au (g/t)	Au Ozs	Tonnes (000)	Au (g/t)	Au Ozs	Tonnes (000)	Au (g/t)	Au Ozs
0	4,477	0.53	76,636	59,505	0.35	665,274	63,983	0.36	741,910
0.2	3,141	0.72	73,036	30,915	0.60	594,619	34,056	0.61	667,654
0.4	2,272	0.88	64,638	19,203	0.79	485,711	21,475	0.80	550,349
0.5	1,820	0.99	58,117	15,008	0.88	425,157	16,829	0.89	483,274
0.6	1,452	1.11	51,620	11,248	0.99	358,769	12,700	1.01	410,389
0.8	847	1.40	38,135	5,992	1.25	241,682	6,839	1.27	279,818
1	503	1.75	28,336	3,177	1.58	161,266	3,680	1.60	189,602
1.5	194	2.65	16,544	1,061	2.38	81,216	1,256	2.42	97,760
2	107	3.38	11,664	516	3.10	51,426	624	3.15	63,090

Grade estimates in the Escondida Main Zone were also made using inverse distance and kriging methods. The inverse-distance-cubed model was selected as the final model given that it closely honored the composite data and for consistency with the Hanging Wall Zone.  High-grade samples in the Escondida Main Zone were trimmed to 10 ppm and 20 ppm depending on the alteration type.  Samples were composited to 3 meters after trimming of the high-grades.

Although the Main Zone has a lower average grade, it has the advantage of having the high-grade zone directly above it to carry the strip and infrastructure development. Alamos is currently completing metallurgical testing and conducting pit design work for a reserve estimate.

Drilling for resource development continues in the El Victor to Gap area, advancing toward the Escondida deposit. Thirty-six surface reverse circulation drill holes (5,829 meters) and 101 underground core holes (6,939 meters) have been completed. Recently received assays demonstrate significant new gold intercepts in the Gap area between El Victor and Escondida, including 33.54m @ 4.09 g/t Au in 06EV048 and 25.9m @ 3.85 g/t Au in 06EV047.  Both holes intersected significantly higher-grade mineralization than previous wide-spaced drill holes. Drill hole 06EV048 contains a high-grade intercept of 4.57m @ 23.5 g/t Au (including 1.5m of 47.4 g/t Au), the first high-grade intercept in the El Victor/Gap area. The geological setting is similar to the Escondida Hanging Wall Zone, with stratiform mineralization occurring in the same stratigraphic position of a fragmental unit below an impermeable capping stratum, hosted by well-fractured cryptocrystalline silica alteration. The intercepts may reflect proximity to another zone of high-grade mineralization and are open to the south. El Victor drilling is complete and sample preparation is on schedule for resource estimation by the  2nd half  of 2007.

QA-QC Statement

The Escondida exploration programs were conducted under the direction of Ken Balleweg, P. Geol, BSc. Geological Engineering, M.S. Geology, Alamos' Vice President of Exploration and a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Drilling method was reverse circulation using a center return bit and underground diamond drilling using NQ thin-wall core.  Sample intervals were 1.5 meters for reverse circulation drilling, and a nominal 1.5-meter interval for core, but sampled to geologic contacts. Underground bulk samples were collected from individual rounds stockpiled outside of the mine workings, with pits dug in the cone quadrants. Pit walls were sampled and combined into a composite sample. Composite grab samples of individual muck scoops were also taken. Underground channel samples were supervised by a geologist, and consist of 1.5-meter channels approximately 12 centimeters wide and 7.5 centimeters deep. Strict sampling and QA/QC protocol were followed, including the insertion of standards and blanks on a regular basis. Samples were sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia for analysis.  Check assay work was performed at Skyline Labs in Tucson, Arizona. The analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a concentration greater than 3.0 g/t Au. A 0.5 g/t Au cut-off grade was used for calculation of composite intervals, with only a single 1.5-meter interval of sub-0.5 g/t Au material allowed within a composite interval.  Drill hole samples and bulk muck samples from the Escondida Hanging Wall Zone were analyzed by 1000-gram screen fire assays for coarse gold determination.

Conference call

The Company's senior management will host a conference call Friday, February 2nd, at 9:00 AM (E.S.T.) to discuss the results of the resource estimates

     Via Telephone:

To participate in the conference call, please dial 416-695-5261, Toll Free 1-877-888-3855. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

    Via Webcast:

Additionally, a live audio webcast of the call will be available on the Company's website homepage at  www.alamosgold.com

The webcast along with presentation slides will be archived for 180 days on the website.

     Replay archive:

Please dial the toll-free access number 877-289-8525, passcode 21216609 followed by the number sign.

Please dial 416-695-5275 or the toll-free access number 888-509-0081, passcode 639921 followed by the number sign. The conference call will be available for two weeks after the call.

Alamos common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol “AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

__________________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including without limitation statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward looking statements that involve various risks and uncertainties.  The mineral resources estimates contained here are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. The estimated resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations

There can be no assurance that forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ AIF (Form 20-F as filed with the United States Securities and Exchange Commission). Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of a Mineral Resource is economically or legally mineable.